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Exhibit 11

HARRAH'S ENTERTAINMENT, INC.
COMPUTATIONS OF PER SHARE EARNINGS

	Second Quarter Ended		Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Income from continuing operations	$77,934,000	$84,852,000	$158,197,000	$169,230,000
Discontinued operations, net	(1,250,000)	1,264,000	(433,000)	2,047,000
Cumulative effect of change in accounting principle, net	—	—	—	(91,169,000)

Net income	$76,684,000	$86,116,000	$157,764,000	$80,108,000

BASIC EARNINGS PER SHARE
Weighted average number of common shares outstanding	108,785,708	112,687,622	108,641,077	112,280,833

BASIC EARNINGS PER COMMON SHARE
Income from continuing operations	$0.72	$0.75	$1.45	$1.50
Discontinued operations, net	(0.01)	0.01	—	0.02
Cumulative effect of change in accounting principle, net	—	—	—	(0.81)

Net income	$0.71	$0.76	$1.45	$0.71

DILUTED EARNINGS PER SHARE
Weighted average number of common shares outstanding	108,785,708	112,687,622	108,641,077	112,280,833
Additional shares based on average market price for period applicable to:
Restricted stock	366,453	575,270	428,119	617,196
Stock options	1,221,287	1,885,128	1,099,081	1,732,929

Average number of common and common equivalent shares outstanding	110,373,448	115,148,020	110,168,277	114,630,958

DILUTED EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
Income from continuing operations	$0.70	$0.74	$1.43	$1.48
Discontinued operations, net	(0.01)	0.01	—	0.02
Cumulative effect of change in accounting principle, net	—	—	—	(0.80)

Net income	$0.69	$0.75	$1.43	$0.70

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  Exhibit 11
HARRAH'S ENTERTAINMENT, INC. COMPUTATIONS OF PER SHARE EARNINGS